UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



10032928

SEC FILE NUMBER
8-67467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockwell Global Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ROCKWELL GLOBAL CAPITAL, LLC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

To the Members of
Rockwell Global Capital, LLC.
Melville, New York

Gentlemen:

We have audited the accompanying statement of financial condition of Rockwell Global Capital, LLC. as of December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis of designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material aspects, the financial position of Rockwell Global Capital, LLC. as of December 31, 2009 in conformity with the rules of the Securities and Exchanges Commission, and the rules of the Public Accounting Oversight Board.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

Very truly yours,

Michael Damsky..

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant

Deer Park, New York
February 25, 2010

ROCKWELL GLOBAL CAPITAL, LLC.

BALANCE SHEET

DECEMBER 31, 2009

ASSETS

Current Assets:	
Cash	$ 326,085
Due from Broker	234,367
Commission Receivable	28,086
Prepaid Expenses	81,099
	669,637
Fixed Assets:	58,335
Accumulated Amortization	24,978
	33,357
Other Assets:	
Loans Receivable	140,000
Employee Loans	125,279
Security Deposit	33,500
	298,779
	$1,001,773

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Cash Overdraft	$ 13,261
Accrued Expenses	$ 230,613
Taxes Payable	829
	244,703
Members' Equity:	757,070
	$1,001,773

ROCKWELL GLOBAL CAPITAL, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 - Nature of Business and Significant Accounting Policies

Rockwell Global Capital, LLC, (the "Company") is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company operates as a limited liability company. In lieu of Company income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements.

Revenue Recognition

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

NOTE 2 -.Receivable form clearing broker

Receivable from clearing broker consists of the following

Clearing broker deposit receivable	$ 25,000
Due from clearing broker	209,367
	$234,367

ROCKWELL GLOBAL CAPITAL, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 3 – Loans receivable

Loan to managing member	$140,000

NOTE 4 – Employee Loans

Employee loans are forgivable over a period of three to four years.

NOTE 5 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

NOTE 6 – Contingent Liabilities

Under an agreement with its clearing broker, the Company is contingently liable for, a customer's failure to make payment to the clearing broker when due, to deliver securities sold for the account of the broker or the broker's customer failures of a customer of the company to

meet any margin call or any maintenance call, the purchase of customers until actual and complete payment has been received by the clearing broker.

NOTE 7 - Regulatory Requirements

As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the Company to maintain minimum net capital, as defined, of 6.667% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2009, the Company's net capital was $300,312 in excess of the required minimum.